FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA AND ITS PARTNERS PRESENT THE HIGHEST BID FOR THE FIRST PACKAGE OF FARAC TOLLROADS

•	The offer for Ps. 44,051 million was the highest of the six bids presented on July 18 to acquire the concessioned toll roads from FARAC

Mexico City, July 19, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced that the consortium formed by ICA and Goldman Sachs, through Goldman Sachs Infrastructure Partners I, submitted the highest bid of Ps. 44,051 million for the first package of tollroads to be awarded by FARAC at the event organized for the presentation and opening of the bids on July 18. The first package is for the 30-year concession to build, operate, exploit, conserve, and maintain the Maravatío—Zapotlanejo, Guadalajara—Zapotlanejo, Zapotlanejo—Lagos de Moreno, and León—Lagos—Aguascalientes tollroads, which have a total length of 548 km.

The project has a commitment from Santander to provide the necessary financing. Goldman, Sachs & Co. acted as the financial advisor for the consortium.

The Ministry of Communications and Transport will announce the bidding winner on August 6, 2007.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer